Special Meeting of Shareholder
Of Van Kampen Global Franchise Fund
March 20, 2002



A Special Meeting of Shareholders of the Van Kampen Global
 Franchise Fund, a portfolio of Van Kampen Series Fund,
Inc. was held on March 20, 2002, where shareholders voted to approve the elimination of the Fund's fundamental investment policy regarding diversification and the reclassification of the Fund as "non-diversified".

With regard to the approval to eliminate the Fund's fundamental investment policy regarding diversification and to reclassify the Fund as "non-diversifed"; 1,162,317 shares were voted for the proposal; 154,389 shares voted against the proposal and 68,256 shares abstained from voting.